VIA EDGAR

May 26, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention:  Stephanie L. Hunsaker

Re: Comerica Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 28, 2011

File No. 001-10706

Dear Ms. Hunsaker:

Comerica Incorporated (the “Corporation” or “we”) is pleased to submit the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, dated May 12, 2011, with respect to the above-referenced filing.  This letter is being filed with the Commission electronically via the EDGAR system today.

In certain responses, we may agree to supplement the disclosures in our future filings.  We are doing that in the spirit of transparency and not because we believe our prior filing may be materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

To assist with your review, we have repeated the text of the Staff’s comments (indicated in bold) immediately preceding our corresponding response.

Exhibit 13

Balance Sheet and Capital Funds Analysis

Analysis of Investment Securities and Loans, page 31

1.              We note that you hold $39 million in municipal securities as of December 31, 2010.  We also understand that banks may have involvement with municipalities as underwriters of bond offerings, as providers of guarantees (typically letters of credit), and through the offering of deposit services, direct loans and other traditional banking products.  Given the budget deficits that many states and municipalities are currently facing and recent concerns over municipal bond defaults, we believe that additional disclosure in this area is warranted.  Accordingly, please revise your future filings to provide disclosure that summarizes and quantifies your various exposures (both direct and indirect) to state and local municipalities and consider providing a risk factor to address any risk concentration or exposure to the municipal industry.

RESPONSE OF THE CORPORATION

Extensions of credit to state and local municipalities are subjected to the same underwriting standards as other business loans, and the Corporation regularly monitors this exposure. The credit quality of the state and local municipal portfolio is strong, and the Corporation has incurred only de minimis losses during the past several years.  Beginning with the Form 10-Q for the period ending June 30, 2011, the Corporation will provide the following disclosure in the Risk Management section of Management’s Discussion and Analysis (MD&A) to respond to your comment.

State and Local Municipalities

In the normal course of business, the Corporation serves the needs of state and local municipalities in multiple capacities, including traditional banking products such as deposit services, loans and letters of credit, investment banking services such as bond underwriting and private placements, and by investing in municipal securities. At June 30, 2011, direct exposure to state and local municipalities consisted of $xx million loans outstanding, $xxx million municipal leases, $xx million letters of credit, $xx million unfunded lending commitments, $xx million state and municipal securities available-for-sale and $xx million municipal trading account securities, compared to $26 million, $445 million, $79 million, $12 million, $39 million and $19 million, respectively, at December 31, 2010.  Indirect exposure comprised $xxx million auction-rate preferred securities collateralized by municipal securities at June 30, 2011, compared to $436 million at December 31, 2010. Additionally, the Corporation is exposed to Automated Clearing House (ACH) transaction risk for those municipalities utilizing this electronic payment and/or deposit method and similar products in their cash flow management. The Corporation sets internal limits on ACH activity during the underwriting process.

Extensions of credit to state and local municipalities are subjected to the same underwriting standards as other business loans.  At June 30, 2011 and December 31, 2010, [all] outstanding municipal loans and leases were performing according to contractual terms and [none] were included in the Corporation’s internal watch list.  Municipal leases are secured by the underlying equipment, and a substantial majority of the leases are fully defeased with AAA-rated U.S. government securities.  Substantially all municipal investment securities available-for sale are auction-rate securities. All auction-rate securities are reviewed quarterly for other-than-temporary impairment. All auction-rate municipal securities were rated investment grade, and all auction-rate preferred securities collateralized by municipal securities were rated AAA or the equivalent and were adequately collateralized at both June 30, 2011 and December 31, 2010.  Municipal securities are held in the trading account for resale to customers.  In addition, Comerica Securities, a broker-dealer subsidiary of Comerica Bank, underwrites bonds issued by municipalities. All bonds underwritten by Comerica Securities are sold to third party investors.

FURTHER RESPONSE OF THE CORPORATION

The Corporation considered the need to provide a risk factor to specifically address exposure to the municipal industry.  The Corporation determined that its exposure to the municipal industry does not constitute an industry concentration, and additionally concluded that the following modification (indicated in italics) to the existing risk factor included in the Form 10-K for the fiscal year ended December 31, 2010 will be included in the Form 10-Q for the period ending June 30, 2011.

•                  General political, economic or industry conditions, either domestically or internationally, may be less favorable than expected.

Local, domestic, and international economic, political and industry specific conditions affect the financial services industry, directly and indirectly. Conditions such as or related to inflation, recession, unemployment, volatile interest rates, international conflicts and other factors, such as real estate values, energy costs, fuel prices, state and local municipal budget deficits and government spending and the U.S. national debt, outside of our control may, directly and indirectly, adversely affect Comerica. As has been the case with the impact of recent economic conditions, economic downturns could result in the delinquency of outstanding loans, which could have a material adverse impact on Comerica’s earnings.

Critical Accounting Policies

Allowance for Credit Losses — Allowance for Loan Losses, page 61

2.              You disclose that an additional allowance is established to capture probable losses that are not necessarily captured by the application of standard reserve factors or identified industry-specific risks, and that this additional allowance reflects your view that the allowance should recognize the margin for error inherent in the process of estimating expected loan losses.  It appears that this additional allowance is subject to more judgment and uncertainty than the other quantitative components of your allowance.  Please address the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements by revising your disclosure in future filings to include the following:

•                  Describe your method for calculating the additional allowance, including the qualitative factors considered;

•                  Identify any adjustments to your methodology that have been made in the periods presented; and

•                  Describe the underlying reasons for any changes to your additional allowance for the periods presented.

RESPONSE OF THE CORPORATION

The Corporation establishes this additional allowance to provide an estimate of reserves needed for probable losses due to the inherent imprecision in the risk rating system resulting from inaccurately assigned or misapplied internal risk ratings. This additional allowance has historically accounted for an insignificant portion of the total allowance for loan losses (less than 2 percent at each reporting period in 2010 and 2009).  The additional allowance is built using a statistical approach, and the Corporation believes there is no more judgment or uncertainty inherent in the determination of this additional allowance than in the allowance for loan losses taken as a whole.  Should adjustments to the methodology result in a significant change to the additional allowance in the future, the Corporation will identify the adjustments and the underlying reasons for the change.

Beginning with our Form 10-K for the year ending December 31, 2011, the Corporation will provide the following revision to the Allowance for Credit Losses discussion in the Critical Accounting Policies section of MD&A to address the degree of judgment and uncertainty surrounding the additional allowance established to capture probable losses that are not necessarily captured by the application of standard reserve factors or identified industry-specific risks.

The Corporation periodically reviews its methodology to ensure factors considered in the determination of probable losses inherent in the loan portfolio are appropriate. Factors that were considered in the evaluation of the appropriateness of the Corporation’s allowance for loan losses included the inherent imprecision in the risk rating system resulting from inaccuracy in assigning and/or entering risk ratings in the loan accounting system. An additional allowance is established to capture the probable losses which could result from such risk rating errors.  This additional allowance is based on the results of risk rating accuracy assessments performed on samples of business loans conducted by the Corporation’s asset quality review function, a function independent of the lending and credit groups responsible for assigning the initial internal risk rating at the time of approval.  An error rate is calculated by major geographic market and updated semiannually, representing the book value of loans found with risk rating downgrades or with risk rating data entry errors identified during these accuracy assessments as a percentage of the total book value of the sample. The applicable error rate is extrapolated to the pool of collectively evaluated business loans within each internal risk rating, to which the difference between the standard reserve factors for the applicable risk ratings is applied, resulting in the additional allowance.  Risk ratings on business loan relationships meeting an internally specified exposure threshold are updated generally at least annually.  The application of standard reserve factors, identified industry-specific risks and the adjustment for inherent imprecision in the risk rating system may not capture all probable losses inherent in the loan portfolio, therefore actual losses experienced in the future may vary from those estimated.

Goodwill, page 65

3.               We note your disclosure that as of the date of your most recent impairment test, the estimated fair values of all reporting units exceeded their carrying amounts, including goodwill.  We also note prior discussions regarding your goodwill impairment testing and related disclosures.  As previously requested, please revise your future filings to disclose the percentage by which fair value exceeded the carrying value of each reporting unit.

RESPONSE OF THE CORPORATION

In accordance with previous discussions with the Staff, the Corporation considered the requirement to describe known uncertainties under S-K 303 (a)(3)(ii). Disclosure of the percentage by which fair value exceeded carrying value as of the most recent goodwill impairment test is suggested when a reporting unit is at risk of failing step one of the impairment test.  The Corporation concluded the fair value of each reporting unit was substantially in excess of its carrying value.  We recognize that when the fair values of all reporting units substantially exceed their carrying amounts, the Corporation should assert that no reporting units are at risk of failing step one of the impairment test, and disclosure of the percentage by which fair value exceeded carrying value is not required.  As such, the following two assertions regarding goodwill impairment testing were included in the Critical Accounting Policies section of Management’s Discussion and Analysis in the Corporation’s Form 10-K for the year ended December 31, 2010:

a.               At the conclusion of the first step of the goodwill impairment test performed in the third quarter 2010, the estimated fair values of all reporting units exceeded their carrying amounts, including goodwill.

b.              The fair values of all reporting units calculated under the stressed environment exceeded their carrying amount, including goodwill.

We acknowledge that the two aforementioned assertions may not have emphasized that fair values substantially exceeded carrying amounts for each reporting unit as of the date of the impairment test.  Therefore, beginning with the Form 10-Q for the period ending September 30, 2011, the Corporation will include the assertion below (indicated in italics) in the Critical Accounting Policies section of MD&A.

At the conclusion of the first step of the goodwill impairment test performed in [the third quarter 2011], the estimated fair values of all reporting units substantially exceeded their carrying amounts, including goodwill.

If, as a result of future goodwill impairment tests, a reporting unit is at risk of failing step one of the impairment test, the Corporation will disclose the percentage by which fair value exceeded carrying amount, including goodwill.

Notes to Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

Allowance for Loan Losses, page 79

4.               You disclose for business and certain retail loans identified based on the combination of internally assigned ratings and a defined dollar threshold set periodically, the Corporation performs a detailed credit quality review quarterly to determine whether impairment exists and establishes a specific allowance for such loans.  Please revise your disclosure in future filings to state the defined dollar threshold, and disclose more specifically when and how often you change this threshold.

RESPONSE OF THE CORPORATION

The Corporation identifies aggregate lending relationships to determine whether the relationships should be individually evaluated for impairment.  The Corporation individually evaluates aggregate lending relationships of $2 million or more on nonaccrual status for impairment.  The Corporation will provide the following revisions to the Allowance for Loan Losses accounting policy included in Note 1 — Summary of Significant Accounting Policies beginning with our Form 10-K for the year ending December 31, 2011. We have highlighted the verbiage therein (indicated in italics) that will be included to respond to your comment.

All nonaccrual business and nonaccrual retail loan relationships with book balances of $2 million or more are individually evaluated for impairment. The threshold is revised on an infrequent basis, generally when economic circumstances change significantly.  A loan is considered impaired when it is probable that interest or principal payments will not be collected in accordance with the contractual terms of the loan agreement.  The Corporation performs a detailed credit quality review quarterly and establishes a specific allowance for such loans, estimated using one of several methods, including the estimated fair value of underlying collateral, observable market value of similar debt or discounted expected future cash flows.

5.              You disclose internal risk ratings are assigned to each business loan at the time of approval and are subjected to subsequent periodic reviews by your senior management.  Please revise your disclosure in future filings to specifically state the date or range of dates in which the internal risk ratings were updated.  In this regard, specifically clarify what you mean by periodic.  Refer to ASC 310-10-50-29(c).

RESPONSE OF THE CORPORATION

Beginning with our Form 10-K for the year ending December 31, 2011, the Corporation will provide the following revisions to the Allowance for Loan Losses accounting policy included in Note 1 — Summary of Significant Accounting Policies.  We have highlighted the verbiage therein (indicated in italics) that will be included to respond to your comment.

Loans which do not meet the criteria to be evaluated individually are evaluated in homogeneous pools of loans with similar risk characteristics.  Internal risk ratings are assigned to each business loan at the time of approval and are subjected to subsequent reviews, generally at least annually. The allowance for business loans not individually evaluated is determined by applying standard reserve factors to the pool of business loans within each internal risk rating.  Standard reserve factors for the loans within each risk rating are updated quarterly and are based on estimated probabilities of default and loss given default, incorporating factors such as borrower rating migration experience and trends, recent charge-off experience, current economic conditions and trends, changes in collateral values of properties securing loans, and trends with respect to past due and nonaccrual amounts. The standard reserve factors are supported by underlying analysis, including information on migration and loss given default studies from each of the three largest domestic geographic markets (Midwest, Western and Texas). Incremental reserves may be established to cover losses in industries and/or portfolios experiencing elevated loss levels. On a limited basis, where the Corporation lacks sufficient default experience to develop its own probability of default metrics, the Corporation utilizes bond tables published by Standard & Poor’s (S&P). On an annual basis, the Corporation maps a sample of the publicly rated credits in its portfolio that are assigned the best internal risk ratings to the S&P bond tables to establish probability of default for these risk ratings.  The Corporation has sufficient default experience and is able to generate its own probability of default metrics on the remainder of the loan portfolio.  The Corporation uses its own loss given default experience to determine the overall expected loss measure.

FURTHER RESPONSE OF THE CORPORATION

Beginning with our Form 10-Q for the period ending June 30, 2011, the Corporation will provide the following revision preceding the tabular disclosure of loans by credit quality indicator included in Note 5 — Credit Quality and Allowance for Credit Losses.  We have highlighted the verbiage therein (indicated in italics) that will be included to respond to your comment.

The following table presents loans by credit quality indicator, based on internal risk ratings assigned to each business loan at the time of approval and subjected to subsequent reviews, generally at least annually, and to pools of retail loans with similar risk characteristics.

Nonperforming Assets, page 81

6.               You disclose that business loans and debt securities are generally placed on nonaccrual status when management determines full collection of principal or interest is unlikely or when principal or interest payments are 90 days past due, unless the loan is fully collateralized and in the process of collection.  Please revise your disclosure in future filings to state the point at which you charge off business loans.  Refer to ASC 310-10-50-11B(b).

RESPONSE OF THE CORPORATION

In the Allowance for Loan Losses accounting policy included in Note 1 — Summary of Significant Accounting Policies, the Corporation discloses that loans deemed uncollectible are charged off and deducted from the allowance.  To provide further clarity and include all related disclosure in closer proximity, the Corporation will provide the following revision to the Nonperforming Assets accounting policy included in Note 1 — Summary of Significant Accounting Policies, beginning with our Form 10-K for the year ending December 31, 2011.  We have highlighted the verbiage therein (indicated in italics) that will be included to respond to your comment.

Residential mortgage and home equity loans are generally placed on nonaccrual status and charged off to current appraised values, less costs to sell, during the foreclosure process, normally no later than 180 days past due.  Other consumer loans are generally not placed on nonaccrual status and are charged off at no later than 120 days past due, earlier if deemed uncollectible. Business loans and debt securities are generally placed on nonaccrual status when management determines full collection of principal or interest is unlikely or when principal or interest payments are 90 days past due, unless the loan is fully collateralized and in the process of collection. Business loan charge-offs occur when management determines such loans to be partially or fully uncollectible based on an assessment of the borrower’s ability to pay and the value of any collateral.  At the time a loan or debt security is placed on nonaccrual status, interest previously accrued but not collected is charged against current income. Income on such loans and debt securities is then recognized only to the extent that cash is received and where future collection of principal is probable. Generally, a loan or debt security may be returned to accrual status when all delinquent principal and interest have been received and the Corporation expects repayment of the remaining contractual principal and interest, or when the loan or debt security is both well secured and in the process of collection.

Note 5 — Credit Quality and Allowance for Credit Losses, page 101

7.               In future filings, please revise notes (b) and (c) to the tabular disclosure on page 104 to describe the types of potential credit weaknesses that deserve management’s close attention for special mention loans, and the types of well-defined weaknesses that jeopardize the orderly payment for loans classified as substandard.  Also, please address how special mention and substandard classifications relate to the likelihood of loss of the respective loans.

RESPONSE OF THE CORPORATION

Beginning with our Form 10-Q for the period ending June 30, 2011, the Corporation will provide the following revisions to footnotes (b) and (c) to the tabular disclosure of loans by credit quality indicator included in Note 5 — Credit Quality and Allowance for Credit Losses.  We have highlighted the verbiage therein (indicated in italics) that will be included to respond to your comment.

a)              Includes all loans not included in the categories of special mention, substandard or nonaccrual.

b)             Special mention loans are accruing loans that have potential credit weaknesses that deserve management’s close attention, such as loans to borrowers who may be experiencing financial difficulties that may result in deterioration of repayment prospects from the borrower at some future date. Included in the special mention category at June 30, 2011 were $xxx million of loans proactively monitored by management that were considered “pass” by regulatory authorities.

c)              Substandard loans are accruing loans that have a well-defined weakness, or weaknesses, such as loans to borrowers who may be experiencing losses from operations or inadequate liquidity of a degree and duration that jeopardizes the orderly repayment of the loan.  Substandard loans also are distinguished by the distinct possibility of loss in the future if these weaknesses are not corrected.  This category is generally consistent with the Substandard category as defined by regulatory authorities.

d)             Nonaccrual loans are loans for which full collection of principal or interest is unlikely, or for which principal and/or interest payments are 90 days or more past due, unless the loan is fully collateralized and in the process of collection.  This category is generally consistent with the Doubtful category as defined by regulatory authorities.

Note 22 — Contingent Liabilities, page 135

8.               You disclose the amount of any incremental liability arising from these matters is not expected to have a material adverse effect on your consolidated financial condition.  Please revise your disclosure in future filings to also state, if true, the amount of any incremental liability is not expected to have a material adverse effect on your results of operations.

RESPONSE OF THE CORPORATION

The response of the Corporation to comment #8 is incorporated below in the response to comment #9.

9.               You disclose that you cannot state with confidence a range of reasonably possible losses, and you disclose that you believe the maximum amount of reasonably possible losses would not have a material adverse effect on your consolidated financial condition.  It appears your threshold for disclosure is whether you can estimate with confidence a range of reasonably possible losses.  We do not believe this criterion is consistent with the guidance in ASC 450.  It also appears you are able to quantify the impact of reasonably possible losses based upon your disclosure relative to your consolidated financial condition.  Please revise your disclosure in future filings to either quantify the amount of reasonably possible losses in excess of amounts accrued, or state, if true, the maximum amount of reasonably possible losses would not have a material adverse effect on your consolidated results of operations or your consolidate financial condition.

RESPONSE OF THE CORPORATION

The threshold for disclosure of the Corporation’s contingent liabilities is not based on our ability to confidently estimate a range of reasonably possible losses.  Instead, our threshold for disclosure is based on whether there is a reasonable possibility that a loss or an additional loss may be incurred, consistent with the guidance found in ASC 450.  We have performed additional analysis of our contingent liabilities and, based on this incremental analysis, beginning with our Form 10-Q for the period ending June 30, 2011, we will provide the following revisions to Note 13 — Contingent Liabilities. We have highlighted the verbiage therein (indicated in italics) that will be included to respond to your comment.

The Corporation and certain of its subsidiaries are subject to various pending or threatened legal proceedings arising out of the normal course of business or operations. The Corporation believes it has meritorious defenses to the claims asserted against it in its currently outstanding legal proceedings and, with respect to such legal proceedings, intends to continue to defend itself vigorously, litigating or settling cases according to management’s judgment as to what is in the best interests of the Corporation and its shareholders. On at least a quarterly basis, the Corporation assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. On a case-by-case basis, reserves are established for those legal claims for which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. The actual costs of resolving these claims may be substantially higher or lower than the amounts reserved. Litigation-related expense of $x million and $x million was included in “litigation and operational losses” on the consolidated statements of income in the first six months of 2011 and 2010, respectively. Based on current knowledge, and after consultation with legal counsel, management believes that current reserves are adequate, and the amount of any incremental liability arising from these matters is not expected to have a material adverse effect on the Corporation’s consolidated financial condition, consolidated results of operations or consolidated cash flows. However, in the event of significant unexpected future developments on existing cases, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Corporation’s consolidated financial condition, consolidated results of operations or consolidated cash flows.

For other matters, where a loss is not probable, the Corporation has not established legal reserves. In determining whether it is possible to provide an estimate of loss or range of possible loss, the Corporation reviews and evaluates its material litigation on an ongoing basis, in conjunction with legal counsel, in light of potentially relevant factual and legal developments. Based on current knowledge, expectation of future earnings, and after consultation with legal counsel, management believes the maximum amount of reasonably possible losses would not have a material adverse effect on the Corporation’s consolidated financial condition, consolidated results of operations or consolidated cash flows. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Corporations consolidated financial condition, consolidated results of operations or consolidated cash flows.

*****

As requested by the Staff, in connection with responding to your comments, the Corporation acknowledges that:

•                  the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further information or have any questions, please do not hesitate to contact me (telephone no. (214) 462-4481; facsimile no. (214) 462-4489), Muneera S. Carr, Senior Vice President and Chief Accounting Officer (telephone no. (214) 462-6684; facsimile no. (214) 462-6810), or Jon W. Bilstrom, Executive Vice President, Governance, Regulatory Relations and Legal Affairs (telephone no. (214) 462-4447; facsimile no. (214) 462-4440).

Sincerely,

/s/ Elizabeth S. Acton
Elizabeth S. Acton
Executive Vice President and Chief Financial Officer

cc:	Ralph W. Babb, Jr., Chairman and Chief Executive Officer
Jon W. Bilstrom, Executive Vice President, Governance, Regulatory Relations and Legal Affairs
Muneera S. Carr, Senior Vice President and Chief Accounting Officer